Exhibit 99.1

NEWS

Starfield Resources Provides Drilling Update and Additional Core Assay Results

Massive Sulphide Mineralization Encountered in West Zone Extension

Toronto, Ontario - November 10, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced additional drill results from the Company’s exploration program at Ferguson Lake, Nunavut.  The Company also announced its 2008 drilling program concluded on November 3, 2008.

During the 2008 drilling season, 45 diamond drill holes were completed, for a total of 19,092 metres drilled.  The focus of this year’s drill program was to upgrade additional resources to an indicated status, and to further define the low sulphide, high grade PGE mineralization in the West Zone.

“I’m pleased with the progress made during the 2008 drill program.  Infill drilling in the West Zone continues to identify high-quality massive sulphide mineralization,” said Ray Irwin, Vice President of Exploration.  “The low-sulphide high-grade PGM horizons have also intersected several of the holes.  Since the PGMs have not yet been incorporated in the resource model, I look forward to creating a model to determine if the intercepts show sufficient continuity to develop a resource.”

Previous drilling on the West Zone Extension, which is believed to represent the down plunge western continuation of the West Zone, indicates that, locally, the massive sulphide lenses are considerably thicker than those present in the eastern half of the West Zone.  To further evaluate this deeper mineralization, two holes (FL08-407 and FL08-410), totaling 2,005 metres, were completed during the 2008 drill program.  As in some of the previous drilling, FL08-407 encountered massive sulphide mineralization, with an intersection of 25.5 metres grading 0.63% nickel, 1.18% copper, 0.08% cobalt, 2.00 g/t palladium, and 0.42 g/t platinum.  Although FL08-410 did not encounter a thick zone of massive sulphides, broad intervals of disseminated, veinlet and submassive sulphides were encountered, all of which potentially indicate the mineralization is offset in this area due to faulting.  Additional drilling for this target is warranted and planned in the future.

Of the 45 holes completed during the 2008 drilling program, assays for the first 10 holes were announced in a news release dated August 27, 2008, and assays for an additional nine holes were released on September 18, 2008.  The following tables provide assay results received for an additional 13 holes drilled during the 2008 exploration program.  The intervals listed are drill core lengths and do not necessarily depict true width.

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Table 1 - West Zone Assay Results
Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-392	75.03	76.38	1.35	0.13	0.92	1.70%	0.30%	0.06%
	144.70	146.96	2.26	0.22	2.80	0.97%	1.08%	0.12%
	152.85	155.65	2.80	5.04	2.76	0.30%	0.30%	0.03%
FL08-395	117.60	134.55	16.95	0.18	1.86	1.16%	0.96%	0.01%
	279.55	282.45	2.90	2.55	21.95	0.01%	0.02%	<0.01%
FL08-396	88.48	103.47	14.99	0.21	1.66	1.19%	0.75%	0.09%
	209.00	210.60	1.60	0.73	4.29	<0.01%	0.02%	<0.01%
	256.70	259.25	2.55	1.76	3.68	0.01%	0.03%	<0.01%
	285.50	287.00	1.50	1.20	3.53	0.04%	0.09%	0.01%
FL08-399	73.70	75.55	1.85	0.34	1.83	1.44%	0.66%	0.11%
	120.51	122.00	1.49	0.98	4.52	0.13%	0.13%	0.01%
	127.00	132.20	5.20	0.27	2.82	1.08%	0.96%	0.10%
	137.33	138.90	1.57	0.12	2.78	0.54%	1.09%	0.12%
	155.00	156.23	1.23	2.39	4.86	<0.01%	<0.01%	<0.01%
FL08-401	66.40	79.00	12.60	0.40	2.20	1.36%	0.83%	0.09%
	109.85	116.10	6.25	0.23	2.20	0.52%	0.92%	0.09%
	122.30	125.75	3.45	0.22	2.78	0.61%	1.02%	0.11%
FL08-403	76.33	79.43	3.10	0.08	0.76	0.86%	0.30%	0.03%
	160.00	168.90	8.90	0.20	1.62	0.54%	0.38%	0.05%
FL08-404	85.32	90.81	5.49	0.23	1.52	0.96%	0.74%	0.08%
	170.00	174.00	4.00	3.16	4.36	0.02%	0.02%	<0.01%
	275.00	278.00	3.00	0.31	5.34	0.14%	0.67%	0.08%
	278.00	284.00	6.00	0.46	3.91	0.12%	0.36%	0.04%
FL08-406	86.32	91.75	5.43	0.10	0.67	0.52%	0.28%	0.03%
	98.85	102.46	3.61	0.39	1.01	0.41%	0.06%	<0.01%
	103.80	109.65	5.85	0.10	0.84	0.57%	0.30%	0.04%
	140.70	150.20	9.50	0.06	1.28	0.54%	0.36%	0.04%
FL08-411	92.50	98.00	5.50	0.12	1.60	0.75%	0.64%	0.07%
FL08-412	92.23	97.20	4.97	0.46	1.24	1.18%	0.56%	0.06%
	101.44	114.17	12.73	0.13	1.69	1.30%	0.78%	0.11%
	135.78	137.16	1.38	5.56	0.99	<0.01%	<0.01%	<0.01%
FL08-413	95.00	95.70	0.70	0.04	0.12	0.46%	0.06%	<0.01%

Table 2 - West Zone Extension Assay Results
Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-407	647.00	672.50	25.50	0.42	2.00	1.18%	0.63%	0.08%
FL08-410	No significant results.

“The nickel/copper/cobalt deposit continues to substantiate a major resource,” said André J. Douchane, President and CEO.  “I was particularly impressed with the 25 metre intercept in the West Zone Extension, and even though we don’t know its true width, it represents a potentially large vein with good grades.”

Starfield’s diamond drilling, logging and sampling was overseen by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at the facilities of Acme Analytical Laboratory Ltd. in Yellowknife and shipped to Acme’s laboratory in Vancouver for analysis. Check assays were performed by SGS Mineral Services in Lakefield, Ontario.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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